SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Hirsch International Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550 10 0

(CUSIP Number)

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

Attn: David Fisher, Esq.

(212) 541-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 433550 10 0	13D	Page 2 of 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Gallaher
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,331,233 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,331,233 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,233 shares of Class A Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%(2)
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 433550 10 0	13D	Page 3 of 6

(1) This amount includes (a) 697,899 shares of Class A Common Stock held by Paul Gallagher individually, and (b) vested options and options that vest within 60 days of February 3, 2009 held by Paul Gallagher, to purchase 633,334 shares of Class A Common Stock.

(2) Based upon 9,083,402 shares of Class A Common Stock outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q filed on November 14, 2008, plus the number of shares of Class A Common Stock issueable upon the exercise of vested options and options that vest within 60 days of February 3, 2009 beneficially owned by Paul Gallagher.

Introductory Statement

This Amendment No. 2 to Schedule 13D, filed by Mr. Paul Gallagher (the “Reporting Person”), relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hirsch International Corp. (the “Issuer”), a Delaware corporation, and amends and restates the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 30, 2002, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2003, primarily to update the beneficial ownership information of the Reporting Person in order to reflect subsequent acquisitions by the Reporting Person of the Class A Common Stock that have occurred since June 12, 2003. Accordingly, the “Date of Event” on the cover page is the date of filing of this Amendment No. 2 to Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to shares of Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 50 Engineers Road, Hauppauge, New York 11788.

Item 2. Identity and Background.

(a)	This Amendment No. 2 to Schedule 13D is filed by Paul Gallagher.

(b)       The Reporting Person’s business address is 50 Engineers Road, Hauppauge, New York 11788.

(c)       The Reporting Person’s principal occupation is Chief Executive Officer, President and Chief Operating Officer of the Issuer.

(d)       The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 433550 10 0	13D	Page 4 of 6

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

697,899 shares of Class A Common Stock were purchased by the Reporting Person with personal funds. The Reporting Person also holds options to acquire 633,334 shares of Class A Common Stock which are presently exercisable or will be exercisable within 60 days of the date hereof, which options were granted by the Issuer to the Reporting Person pursuant to the Issuer’s 2003 Stock Option Plan, as amended.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer for investment purposes. The Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially owns 1,331,233 shares of Class A Common Stock, which number consists of 697,899 shares held by the reporting person and 633,334 shares of Class A Common Stock which are issuable pursuant to stock options presently exercisable or that will be exercisable within 60 days of the date hereof. Based upon 9,083,402 shares of Class A Common Stock of the Issuer outstanding as of November 12, 2008 (as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2008), plus the number of shares of Class A Common Stock underlying the aforementioned stock options beneficially owned by the Reporting Person, the Reporting Person is the beneficial owner of approximately 13.7% of the issued and outstanding shares of Class A Common Stock. The options to acquire shares of Class A Common Stock were issued pursuant to the Issuer’s 2003 Stock Option Plan, as amended.

(b)       The Reporting Person has the sole power to vote or direct the vote of, and dispose or direct the disposition of, 1,331,233 shares of Class A Common Stock beneficially owned by him.

(c)       The Reporting Person has not effected any transactions in shares of Class A Common Stock during the past sixty days.

(d)       No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. 433550 10 0	13D	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5 above, the Reporting Person is the beneficial owner of options to acquire 633,334 shares of Class A Common Stock that are vested or vest within 60 days of the date hereof, which were granted pursuant to the Issuer’s 2003 Stock Option Plan, as amended.

Item 7. Materials to be Filed as Exhibits.

None.

CUSIP No. 433550 10 0	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	Feburary 3, 2009

/s/ Paul Gallagher
Paul Gallagher